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                             October 31, 2022

       Jeremy Sussman
       Chief Financial Officer
       Ramaco Resources, Inc.
       250 West Main Street, Suite 1800
       Lexington, Kentucky 40507

                                                        Re: Ramaco Resources,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 1, 2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Filed August 9,
2022
                                                            File No. 001-38003

       Dear Jeremy Sussman:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       General, page 4

   1. A review of your other filings indicates that in 2011 you acquired an interest in the Brook
                                                        Property which has
significant coal tonnage. You are currently conducting an exploration program on this
property. Your filings indicate this coal deposit contains an excess of a billion coal tons, of
which you control 162 M tons. Please explain why this disclosure is missing from your Form
10-K report and the basis for determining which of your
                                                        properties are
material.
   2. We note your statement of 769 million resource tons. This is the sum of only your measured and indicated
resources. Please review your entire filing and revise to report your resources as the
sum of your total resources when referring to a general resource
 Jeremy Sussman
FirstName LastNameJeremy  Sussman
Ramaco Resources, Inc.
Comapany
October 31,NameRamaco
            2022       Resources, Inc.
October
Page 2 31, 2022 Page 2
FirstName LastName
         tonnage or clarify in each instance that this resource quantity is only the measured and indicated tonnage.
Summary Overview of Mining Operations, page 49

3.       Please revise your filing to report each individual property   s
production as required by
         Item 1303(B)(2)(i) of regulation S-K.
Table 2. Summary Mineral Reserves, page 55

4. We note your Big Creek probable reserves does not correspond to your technical report.
         Please review and modify your reserves as necessary.
Item 9A. Controls and Procedures, page 94

5. Please provide management's assessment of the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(3) of Regulation S-K.
6. We note the language in the Exhibit 31.1 certifications that you filed did not conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, we
         note the exclusion of internal control over financial reporting language within the introductory sentence of paragraph 4. Please amend your Form 10-K to revise your certifications to conform exactly to the language set forth in Item 601(b)(31)(i) of
         Regulation S-K. Please also refer to Regulation S-K C&DI 246.13. Exhibits 96.1 and 96.2
Capital and Operating Costs, page ES-18

7. We note your illustrations/charts related to your Life of Mine (LOM) annual capital and operating cost estimates. Please modify your filing and provide more detail related to major line items/cost centers and provide numeric values on an annual basis with totals for your LOM annual capital and operating cost estimates as required by
Item 601
         (b)(96)(iii)(b)(18) of Regulation S-K.
Exhibits 96.1 and 96.2
Economic Analysis, page ES-19

8. Please modify your filing and provide annual numerical values for your LOM on an after-
         tax basis annual cash flow, including your annual production, salable product quantities, revenues, major cost centers, taxes & royalties, capital, and final reclamation and closure costs for your life of mine, demonstrating your deposit is economically viable.
Exhibit 96.1 Berwind Complex
Development and Operations, page 5, page EX-5

9. We note your historical production for 2021 conflicts with your production reported on page 70. Please review and revise as necessary.
 Jeremy Sussman
FirstName LastNameJeremy  Sussman
Ramaco Resources, Inc.
Comapany
October 31,NameRamaco
            2022       Resources, Inc.
October
Page 3 31, 2022 Page 3
FirstName LastName
Exhibit 96.2 Elk Creek Complex
Development and Operations, page 5, page EY-5

10. We believe your historical production for 2021 appears to be a typographic error and should be 1.981 M tons. Please review and correct as necessary.
Exhibit 96.2 Elk Creek Complex
Stratigraphic Column and Cross Section, page 29, page EY-29

11. We have reviewed Section 6.3 and note the Exhibit 6.3-1 found in Appendix A has been omitted. Please modify your filing and insert this exhibit.
Exhibit 96.2 Elk Creek Complex
Estimates of Mineral Resources, page 48, page EY-48

12. We have reviewed your resource tabulation and found you have omitted the Moorefork mine from the resource totals. Please review and modify your filing to correct your total resource disclosure.
Exhibit 96.2 Elk Creek Complex
Table 13.2.1-2 Elk Creek Complex, Page 67, page EY-67

13. We have reviewed your ROM tabulation on this page and found a discrepancy with the totals presented. Please review and modify your filing to correct your ROM production totals.
Form 10-Q for the Quarterly Period Ended June 30, 2022

Note 12 - Ramaco Coal Acquisition , page 17

14. The acquisition of Ramaco Coal was accounted for as a purchase of assets. Tell us why this transaction did not constitute the acquisition of a business. Your response should clearly explain why Ramaco Coal did not represent a business in accordance with the guidance outlined in ASC 805-10-55-4 through 55-6 and 805-10-55-8 through 805-10-55-
         9.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeremy Sussman
Ramaco Resources, Inc.
October 31, 2022
Page 4



      You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Ken Schuler,
Mine Engineer at (202) 551-3718, or Gus Rodriguez at (202) 551-3752 with any questions.



FirstName LastNameJeremy Sussman                        Sincerely,
Comapany NameRamaco Resources, Inc.
                                                        Division of Corporation
Finance
October 31, 2022 Page 4                                 Office of Energy &
Transportation
FirstName LastName